Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF FIRST QUARTER 2022
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Weibo Corporation (the “Company”) will hold a Board meeting on Monday, May 30, 2022 (Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the three months ended March 31, 2022 (“Q1 2022 Financial Results”). The Company will announce its Q1 2022 Financial Results on Monday, May 30, 2022 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at http://ir.weibo.com, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company’s management team will host a conference call at 7 p.m. on Monday, May 30, 2022 (Hong Kong time) to discuss the Q1 2022 Financial Results and answer questions. Details of the earnings conference call are as follows:

Event Title:	Weibo Corporation First Quarter Financial Results
Conference Call Conference ID:	6294622
Pre-registration Link:	http://apac.directeventreg.com/registration/event/6294622

All participants must register in advance of the conference call using the link provided above. Upon registration, each participant will receive a set of dial-in numbers, a passcode, and an unique registrant ID, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available through, and a telephone replay will be available with access information provided on, the Company’s website at http://ir.weibo.com.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, May 17, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Pen Hung Tung, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.